

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Ryan Frazier
Chief Executive Officer
Arrived Homes 3, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Homes 3, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 18**
> **Filed January 22, 2024**
> **File No. 024-12135**

Dear Ryan Frazier :

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement fails to include current audited financial statements required for Tier 2 offerings. Please refer to Part F/S paragraphs (b)(3)(D) and (c) in Part II of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom